                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  ----------

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                                  ----------

                             TRIANGLE PACIFIC CORP.
                           (Name of Subject Company)

                           SAPLING ACQUISITION, INC.
                        ARMSTRONG WORLD INDUSTRIES, INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  895912 10 3
                     (Cusip Number of Class of Securities)

                                  ----------

                                DEBORAH K. OWEN
                          VICE PRESIDENT AND SECRETARY
                           SAPLING ACQUISITION, INC.
                      C/O ARMSTRONG WORLD INDUSTRIES, INC.
                            313 WEST LIBERTY STREET
                                 P.O. BOX 3001
                       LANCASTER, PENNSYLVANIA 17604-3001
                                 (717) 397-0611
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                           ROBERT E. KING, JR., ESQ.
                           BONNIE A. BARSAMIAN, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                                  ----------

                           CALCULATION OF FILING FEE

================================================================================
Transaction Valuation*:  $940,780,667           Amount of Filing Fee: $188,157
================================================================================
* For purposes of calculating the fee only. This amount assumes the purchase of 16,951,003 shares of common stock, par value $.01 per share ("Shares") of Triangle Pacific at a price per share of $55.50 in cash. Such number of shares represents all the Shares outstanding as of June 9, 1998, determined on a fully diluted basis. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: $188,157    Filing Party: Armstrong World
                                                         Industries
     Form or registration no.:  Schedule 14D-1    Date Filed:  June 19, 1998
================================================================================
                         (Continued on following pages)
                              (Page 1 of 5 pages)

                        AMENDMENT NO. 2 TO SCHEDULE 14D

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Commission on June 19, 1998, as amended by Amendment No. 1 filed with the Commission on June 25, 1998 (the "Schedule 14D-1"), by Armstrong World Industries, Inc., a Pennsylvania corporation ("Parent"), and Sapling Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, relating to the tender offer of the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Triangle Pacific Corp., a Delaware corporation, at a purchase price of $55.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").
Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

     The Schedule 14D-1 is hereby supplemented and/or amended as provided below:

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 of the Schedule 14D-1 is amended and restated in its entirety as follows:

     (a)-(b) The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning the Purchaser and Parent"), in Section 11 ("Background of the Offer, Contacts with the Company") and in Section 12 ("Purpose of the Offer; Plans for the Company; The Merger Agreement; Stock Tender Agreement") is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is amended by adding immediately after Exhibit (a)(8) the following:

     "(a)(9)  First Supplement to the Offer to Purchase, dated July 1, 1998.

     (b)(1) Bank Commitment Letter, dated June 5, 1998, by and among Parent, Morgan Guaranty Trust Company of New York, Bank of America NT & SA, The Chase Manhattan Bank, J.P. Morgan Securities Inc, Bancamerica Robertson Stephens and Chase Securities, Inc."

OFFER TO PURCHASE

     The Offer to Purchase, which is filed as Exhibit (a)(1) to the Schedule 14D-1, is hereby supplemented and/or amended as provided below (Section references correspond to Sections in the Offer to Purchase):

     "4. WITHDRAWAL RIGHTS."

     The second sentence under this Section is amended and restated in its entirety as follows:

     "Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after August 18, 1998."

     "8. CERTAIN INFORMATION CONCERNING THE COMPANY - OTHER FINANCIAL INFORMATION."

     The seventh sentence of this Section is amended and restated in its entirety as follows:

     "None of Parent or the Purchaser or their respective advisors assumes any responsibility for the validity, reasonableness, accuracy or completeness of the estimates and the Company has made no representation to the Purchaser or Parent regarding this information."

     "12. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT; STOCK TENDER AGREEMENT"

     The first sentence of this Section is amended and restated in its entirety as follows:

     "The following is a summary of the material terms of the Stock Tender Agreement, dated as of June 12, 1998, by and among Parent, the Purchaser, TCW Special Credits Fund IIIb, a California limited partnership, TCW Special Credits Trust, a California collective investment trust, TCW Special Credits Trust IIIb, a California collective investment trust, TCW Special Credits Fund V, a California limited partnership, Weyerhaeuser Company Master Retirement Trust, a special account, The Common Fund for Bond Investment, a special account and TCW Asset Management Company, a California corporation."

     "14. CERTAIN CONDITIONS TO THE OFFER"

     Clause (iii) of the first paragraph under this Section is replaced with the following:

     "(iii) at any time on or after the date of this Offer to Purchase and before the time of acceptance of Shares for payment pursuant to the Offer, upon the Expiration Date, any of the following events shall have occurred:"

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 1, 1998


                                 SAPLING ACQUISITION, INC.


                                 By: /s/ Deborah K. Owen
                                    -------------------------------------
                                    Deborah K. Owen
                                    Vice President and Secretary



                                 ARMSTRONG WORLD INDUSTRIES, INC.


                                 By: /s/ Deborah K. Owen
                                    -------------------------------------
                                    Deborah K. Owen
                                    Senior Vice President, Secretary and
                                    General Counsel

                                 EXHIBIT INDEX
                                 -------------



 EXHIBIT NO.                                 DESCRIPTION
 -----------                                 -----------
   (a)(1)*      Offer to Purchase, dated June 19, 1998.

   (a)(2)*      Letter of Transmittal.

   (a)(3)*      Notice of Guaranteed Delivery.

   (a)(4)* Form of letter, dated June 19, 1998, to brokers, dealers, commercial banks, trust companies and other nominees.

   (a)(5)* Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

   (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7)*     Press release issued by the Purchaser on June 13, 1998.

   (a)(8)*     Form of Summary Advertisement, dated June 19, 1998.

   (a)(9)**    First Supplement to the Offer to Purchase, dated July 1, 1998.

   (b)(1)** Bank Commitment Letter, dated June 5, 1998, by and among Parent, Morgan Guaranty Trust Company of New York, Bank of America NT & SA, The Chase Manhattan Bank, J.P. Morgan Securities Inc, Bancamerica Robertson Stephens and Chase Securities, Inc.

   (c)(1)* Agreement and Plan of Merger, dated as of June 12, 1998, by and among the Company, the Purchaser and Parent.

   (c)(2)* Stock Tender Agreement, dated as of June 12, 1998, by and among certain stockholders, the Purchaser and Parent.


     *   Previously filed
     **  Filed herewith